P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338
Head Office 79 Pall Mall
London SW1Y 5EJ England
Incorporated by Royal Charter
with limited liability
Company number Z73

17 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

CHAIRMAN'S OPENING REMARKS TO THE AGM

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

Press Release

EMBARGO: NOT FOR PUBLICATION BEFORE 11.00 HOURS (UK TIME) ON FRIDAY 17 MAY 2002

CHAIRMAN'S OPENING REMARKS TO THE AGM

At P&O's Annual General Meeting in London today, the Chairman, Lord Sterling, reported on the company's recent progress and prospects for the current year.

Lord Sterling confirmed that the company was seeing a further improvement in the trading environment since the start of the year. He also summarised the progress made in achieving the Group's strategic objectives.

Concluding, Lord Sterling said: "Our results for the first half of 2002 will inevitably be affected by the weaker trading environment at the turn of the year. However, the continuing improvement in the global economy and the benefit of the strategic steps we have taken will start to become apparent later this year. By 2003 we expect to see a further uplift. Across the Group, everyone is fully committed to further performance improvements and to achieving our other strategic objectives."

The full text of the Chairman's remarks follows.

Further information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

(ends)

P&O AGM, 17 MAY 2002

CHAIRMAN'S OPENING REMARKS

When we reported the Group's Preliminary Results on 7 March we were cautious about the outlook for 2002. A particular concern was the extent to which the global economy might accelerate later this year. I am pleased to say that current trading supports our earlier view that a recovery appears to be underway.

Container volumes handled through our ports have increased steadily. In the first quarter, organic growth year on year was already a respectable 9%. In April this increased further. Argentina is still a major concern but we see overall volume growth continuing to increase, particularly in Asia.

This trend is reflected in the increase in volume being seen by P&O Nedlloyd of around 10% year on year. There are also signs that the reduction in revenue rates has bottomed out although significant new capacity is continuing to enter the market.

Cold Logistics trading in the US is satisfactory while our business in Australasia continues to perform strongly. In P&O Trans European, Germany remains somewhat weak but this is largely offset by strengths elsewhere.

The summer peak season for Ferries is still ahead of us although booking levels are up on last year when we were faced with the consequences of the foot and mouth outbreak. Finally, our Property business is making good progress.

At the time of our Preliminary Results, we also set out our strategic objectives. Although we have yet to achieve our main objective of diluting our container shipping interests, we have made considerable progress elsewhere. Last month we announced our intention to purchase the remainder of P&O Stena Line. Not only is this a strongly performing business in a high growth market but the consolidation will also enable us to achieve major improvements in the way we run the whole of our ferry division. At the same time we announced that we intended, subject to consultation, to close some unprofitable routes.

Earlier this week we announced that we were considering the possible sale of Contract Logistics. This is in line with our commitment to increase focus on our fastest growing businesses where we have a clear competitive advantage. Finally, we announced yesterday that we had further diluted our investment in Associated Bulk Carriers, a business that we are committed to exiting.

Our results for the first half of 2002 will inevitably be affected by the weaker trading environment at the turn of the year. However, the continuing improvement in the global economy and the benefit of the strategic steps we have taken will start to become apparent later this year. By 2003 we expect to see a further uplift. Across the Group, everyone is fully committed to further performance improvements and to achieving our other strategic objectives.